Exhibit 99.1

Pembina Pipeline Corporation Announces November 2012 Dividend and Participation in Scotiabank GBM Energy Infrastructure Investing Conference

CALGARY, Nov. 8, 2012 /CNW/ - The Board of Directors of Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) has declared a November 2012 cash dividend of $0.135 per share to be paid, subject to applicable law, on December 14, 2012 to shareholders of record on November 25, 2012. This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's dividends are considered "qualified dividends" and are subject to Canadian withholding tax.

For shareholders receiving their dividends in U.S. funds, the November 2012 cash dividend will be approximately U.S.$0.135 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.9986. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Confirmation of Record Date Policy

Pembina pays cash dividends in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day.

Scotiabank GBM Energy Infrastructure Investing Conference

Bob Michaleski, Chief Executive Officer, is pleased to be participating in a panel discussion at the Scotiabank GBM Energy Infrastructure Investing Conference in Toronto, Ontario on Thursday, November 15, 2012 at 10:00 a.m. eastern time. A link to the webcast will be available on Pembina's website at www.pembina.com.

About Pembina
Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Ashley Nuell or Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:03e 08-NOV-12